                             SEC FILE NUMBER 0-21782


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 2004


                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)



              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    A    Form 40-F
           -----            -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No    A
    -----        -----

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 30 March 2004                       FLETCHER CHALLENGE FORESTS LIMITED
                                         ----------------------------------

                                         /s/ P. M. Gillard
                                         P M GILLARD
                                         SECRETARY

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[TENON LOGO]                                                       NEWS RELEASE

TO:    THE BUSINESS EDITOR

From:  Paul Gillard, Director, Corporate & Legal Services, TENON LIMITED
       Telephone:   64-9-571 9846
       Fax:         64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).


                 TENON INITIATES CAPITAL RETURN TO SHAREHOLDERS

Auckland, 30 March 2004 - Tenon Limited will be distributing a $349 million return of capital to its shareholders on Wednesday 31 March, 2004.

Under a share cancellation and return of capital programme authorised by shareholders and approved by the High Court, one out of every two Ordinary shares, and one out of every two Preference shares in Tenon Limited is being cancelled, and NZ$1.25 per cancelled share is being paid to Tenon shareholders.

As previously advised to the market, the record date on the NZ Exchange for determining those shareholders that would participate in the share cancellation and return of capital was 5:00 pm last Friday, 26 March 2004.

Individual payments will be posted to shareholders, or made by direct bank credit to shareholders who have provided bank account details to the company's share registrar. Revised shareholder transaction statements will be posted to shareholders.

Payments to shareholders on the Australian Stock Exchange will be made in Australian dollars, at a NZ/AUS exchange rate of $0.8708.

The Company's shares are currently trading on an ex capital return basis on both the NZ and Australian markets.

The effective date for entitlement for ADR holders on the New York Stock Exchange is the opening of business on 31 March 2004. Citibank NA, which administers the ADR programme, will advise ADR holders of the process for receiving their payment and amended shareholding records.

Ends